Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

December 8, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Dieter King

Dear Sir:

Re:	Golden Queen Mining Co. Ltd. (the “Company”)
Registration Statement on Form S-1
SEC File No. 333-177893

This letter is in response to the SEC comment letter dated November 30, 2011. The paragraph numbering of the below responses corresponds to the numbering in the SEC comment letter. The Company has filed an amended registration statement on Form S-1/A in connection with this response letter.

1.	The Company has removed the referenced paragraph (g) on page 10.

2.	The Company has updated the list of previously filed documents to include the Company’s quarterly report on Form 10-Q filed on November 21, 2011.

Pursuant to Rule 461(a), the Company hereby requests acceleration of the effective date of the above noted registration statement to December 16, 2011 at 2:00 p.m. Eastern Time, or as soon thereafter as possible. We note that there are no underwriters or agents involved with this offering.

The Company hereby acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

GOLDEN QUEEN MINING CO. LTD.

Per: /s/ Lutz Klingmann
        Lutz Klingmann, President